                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998    Commission file number
                                                                      ------

                   BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
                         401(K) RETIREMENT SAVINGS PLAN

             ------------------------------------------------------
                            (FULL TITLE OF THE PLAN)


                        Burnham Pacific Properties, Inc.
           (Name of issuer of the securities held pursuant to the plan)
                 610 W. Ash Street, San Diego, California 92101
                    (address of principal executive offices)
                                (619) 652-4700
                                (Telephone No.)

                             REQUIRED INFORMATION


Financial statements and exhibit

(a)  Financial statements

     These documents are listed in the Index to Financial Statements

(b)  Exhibit

     Independent Auditors' Consent

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   BURNHAM PACIFIC
                                   OPERATING PARTNERSHIP, L.P.
                                   401(K) RETIREMENT SAVINGS PLAN

                                     By: Burnham Pacific Operating
                                         Partnership, L.P.

                                     By: Burnham Pacific
                                         Properties, Inc.,
                                         General Partner


Date:    June 29, 1999               By:  /s/ J. David Martin
     ------------------------------     ----------------------------------------
                                        J. David Martin, Chief Executive Officer


Date:    June 29, 1999               By:  /s/ Daniel B. Platt
     ------------------------------     ----------------------------------------
                                        Daniel B. Platt, Chief Financial Officer

--------------------------------------------------------------------------------
                                                BURNHAM PACIFIC
                                                OPERATING PARTNERSHIP,
                                                L.P. 401(k) RETIREMENT
                                                SAVINGS PLAN

                                                FINANCIAL STATEMENTS AND
                                                SUPPLEMENTAL SCHEDULES AS OF AND
                                                FOR THE YEAR ENDED DECEMBER 31,
                                                1998 AND INDEPENDENT AUDITORS'
                                                REPORT AND STATEMENT OF ASSETS
                                                AVAILABLE FOR BENEFITS AS OF
                                                DECEMBER 31, 1997 (UNAUDITED)

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         PAGE
INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of
     December 31, 1998 and 1997                                           2

   Statement of Changes in Assets Available for Benefits for the
     Year Ended December 31, 1998                                         3

   Notes to Financial Statements                                         4-9

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes as of
     December 31, 1998                                                   10

   Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1998                                                    11


NOTE: All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Burnham Pacific Operating Partnership, L.P.
401(k) Retirement Savings Plan:

We have audited the accompanying statement of assets available for benefits of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1998, and the changes in assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 1998 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic 1998 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.

The statement of assets available for benefits of the Plan as of December 31, 1997, was compiled by us and our report thereon, dated May 14, 1999, stated that we did not audit or review that financial statement and, accordingly, we express no opinion or other form of assurance on the statement.


/s/ Deloitte & Touche LLP

June 11, 1999
San Diego, California

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


ASSETS                                             1998               1997
                                                                   (UNAUDITED)
                                                -----------        -----------
Investments:
  Cash and cash equivalents                      $  180,385        $  115,511
  Corporate equity securities                       326,500           347,231
  Common collective fund                            322,832           191,029
  Mutual funds                                      614,836           328,260
  Participant loans                                  26,318            38,522
                                                 ----------        ----------

           Total investments                      1,470,871         1,020,553
                                                 ----------        ----------
  Receivables:
    Employer contributions                            2,937             3,845
    Participant contributions                         7,758            10,467
    Investment income receivable                      7,969
                                                 ----------        ----------
           Total receivables                         18,664            14,312
                                                 ----------        ----------

Assets available for benefits                    $1,489,535        $1,034,865
                                                 ==========        ==========

See accompanying notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Participant                                                      $  266,988
    Employer                                                             71,900
                                                                     ----------

           Total contributions                                          338,888
                                                                     ----------
  Investment income:
    Net appreciation in fair value of investments                        66,410
    Dividends and interest                                               75,105
                                                                     ----------

           Total investment income                                      141,515
                                                                     ----------

           Total additions                                              480,403
                                                                     ----------
DEDUCTIONS:
  Benefits paid to participants                                          25,733
                                                                     ----------

           Total deductions                                              25,733
                                                                     ----------

NET INCREASE                                                            454,670
                                                                     ----------
ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   1,034,865
                                                                     ----------

  End of year                                                        $1,489,535
                                                                     ==========

See accompanying notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998
--------------------------------------------------------------------------------



1.    PLAN DESCRIPTION

      The following description of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      UNAUDITED INFORMATION - The financial information included in the statement of assets available for benefits as of December 31, 1997 and the notes thereto is unaudited and has been included in accordance with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      GENERAL - The Plan is a defined contribution plan covering all full-time employees of Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"). The Plan provides participants with salary deferral options pursuant to Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is administered by the Operating Partnership. Plan assets are held by Wells Fargo Bank, N.A. (the "Trustee"). The Plan is subject to the provisions of ERISA and the rules and regulations of the Securities and Exchange Commission. Prior to January 1, 1998, the Plan name was Burnham Pacific Properties, Inc. 401(k) Retirement Savings Plan. In addition, prior to January 1, 1998, the Plan employer name was Burnham Pacific Properties, Inc.

      ELIGIBILITY - Generally, employees who have completed six months of service are eligible to join the Plan. Participants may join on January 1 or July 1.

      CONTRIBUTIONS - Active participants may contribute up to 15% of pre-tax, eligible compensation as defined in the Plan, subject to limitations imposed by the Code. The Plan also allows active participants to make non-deductible voluntary contributions to the Plan. The Operating Partnership matches 50% of each participant's pre-tax contributions made by active participants who are officers, and 75% of the contributions made by active participants who are non-officers of the Operating Partnership, up to 4% of the participant's pre-tax annual pay. In addition to the matching contribution, the Operating Partnership may make a discretionary contribution to the Plan out of its current earnings. During the fiscal year ended December 31, 1998, there was no discretionary contribution made to the Plan.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the employer's contribution and an allocated share of the Plan's earnings. Allocations of earnings are made by the Trustee in a non-discriminatory manner and are based on each participant's investment selection and account balance. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in employer matching and discretionary contributions plus actual earnings thereon at 20% after one year of full-time service and 20% for each additional year of service. A participant is normally 100% vested after five years of credited service. In addition, a participant is 100% vested upon termination of employment after attaining normal retirement age and upon death or disability while employed by the Operating Partnership.

      INVESTMENT OPTIONS - A participant may direct contributions in any of the following investment options offered by the Trustee:

         STAGECOACH PRIME MONEY MARKET FUND - Invests in high-quality money market instruments.

         PIMCO TOTAL RETURN FUND II - Invests primarily in investment-grade, fixed income securities with an average duration between three and six years.

         COLUMBIA BALANCED FUND - Invests primarily in common stocks and investment-grade fixed income securities.

         WELLS FARGO S&P 500 STOCK FUND - Invests in the S&P 500 Stock Index stocks in substantially the same percentages as the S&P 500 Index.

         JANUS FUND - Invests primarily in common stock of companies of any size.

      Plan participants may also elect to invest in the common stock of Burnham Pacific Properties, Inc. ("Burnham Pacific") which are readily tradable on the New York Stock Exchange. Employee contributions designated to be invested in Burnham Pacific common stock are held in the Burnham Pacific Liquidity Fund until the last day of each quarter when the Trustee has been instructed to purchase the Burnham Pacific common stock. Funds held in the Burnham Pacific Liquidity Fund are invested in high-quality money market instruments.

      PARTICIPANT LOANS - Participants may borrow from their accounts at a minimum of $1,000 up to $50,000 but not to exceed 50% of the vested account balance. Loan repayment terms cannot exceed five years unless the proceeds are used to construct or purchase the participant's primary residence. Loans are secured by the participant's account balance and bear interest at the prime interest rate as of the date of the loan application. Principal and interest is repaid ratably through payroll deductions. During the fiscal year ended December 31, 1998, interest rates on outstanding loans ranged from 8.25% to 9.75%.

      PAYMENT OF BENEFITS - Participants are entitled to a distribution of their vested benefits in the event of retirement, death, disability, termination of employment or termination of the Plan. Participants may elect to receive benefit payments in a single lump sum, in monthly installments over a specified period of time, or in the form of an annuity. Effective July 1, 1998, the Plan was amended to allow participants to request a distribution in the form of full shares of Burnham Pacific stock to the extent of the stock included in the participant's account balance.

      FORFEITURES - The non-vested balance of a terminated participant's account is forfeited when a distribution of vested benefits is made. Prior to January 1, 1998, forfeitures available for allocation during the Plan year were allocated to active participants' accounts as of the end of the Plan year. Effective January 1, 1998, the Plan was amended to apply forfeitures to reduce employer contributions unless the Operating Partnership directs the Trustee to use all or a portion of the total forfeitures to pay for Plan expenses.

      PLAN EXPENSES - Administrative expenses, investment management fees and trustee fees are paid by the Operating Partnership unless specified to be paid by the Plan as described above. Under this arrangement, total fees paid by the Operating Partnership to the Trustee were $4,686 for the year ended December 31, 1998.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Operating Partnership has the right to discontinue contributions and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

      INCOME TAX STATUS - The Internal Revenue Service has issued a determination letter dated January 7, 1993 stating that the Plan, as then designed, was in compliance with the applicable requirements of the Code and was exempt from Federal income taxes. The Plan has been amended since receipt of the letter; however, the Operating Partnership believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION - The financial statements of the Plan are presented on the accrual basis of accounting.

      ACCOUNTING ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

      PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments in corporate equity securities and mutual funds are stated at fair value based on quoted market prices. The investment in common collective fund is stated at the fair value, based on quoted market prices, of the underlying investments.

3.    INVESTMENTS

      The following table summarizes the Plan's investments at December 31, 1998 and 1997. Investments which represent 5% or more of the Plan's net assets are separately identified.



                                                              1998                1997
                                                                              (UNAUDITED)
                                                           -----------        -----------
Investments at fair value:
  Cash and cash equivalents:
    Stagecoach Prime Money Market Fund                      $  163,064        $  106,507
    Burnham Pacific Liquidity Fund                              17,321             9,004
                                                            ----------        ----------

        Total Cash and Cash Equivalents                        180,385           115,511

  Corporate Equity Securities:
    Burnham Pacific Properties, Inc. Common Stock              326,500           347,231

  Common Collective Fund:
    Wells Fargo S&P 500 Stock Fund                             322,832           191,029

  Mutual Funds:
    Columbia Balanced Fund                                     212,236           124,399
    Janus Fund                                                 349,242           184,053
    PIMCO Total Return Fund II                                  53,358            19,808
                                                            ----------        ----------

        Total Mutual Funds                                     614,836           328,260

  Participant Loans                                             26,318            38,522
                                                            ----------        ----------

Total Investments                                           $1,470,871        $1,020,553
                                                            ==========        ==========

     During the year ended December 31, 1998, the Plan's investments appreciated by a net amount of $66,410. This appreciation in fair value of the Plan's investments is comprised of $87,647 of appreciation in the mutual funds, $62,610 of appreciation in the common collective fund, less a decrease in value of $83,847 in corporate equity securities.

4.   FUND INFORMATION

     Participant contributions, employer contributions, investment income, and benefits paid to participants by fund option are as follows for the year ended December 31, 1998:


                                                                                                                    BENEFITS
                                                             PARTICIPANT         EMPLOYER        INVESTMENT         PAID TO
                                                            CONTRIBUTIONS      CONTRIBUTIONS       INCOME         PARTICIPANTS
                                                            -------------      -------------     ----------       ------------
Stagecoach Prime Money Market Fund                            $  31,244          $  6,158         $  6,684         $  2,132
Burnham Pacific Liquidity Fund                                   35,624            12,522            1,873              246
Burnham Pacific Properties Common Stock                                                            (52,472)           3,645
Wells Fargo S&P 500 Stock Fund                                   66,858            21,084           62,776           13,428
Columbia Balanced Fund                                           45,501            11,006           29,810              271
Janus Fund                                                       59,906            15,123           87,087            1,050
PIMCO Total Return Fund II                                       27,855             6,007            2,869            4,961
Participant Loans                                                                                    2,888
                                                               --------           -------         --------          -------

                                                               $266,988           $71,900         $141,515          $25,733
                                                               ========           =======         ========          =======

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER
                                                      1998               1997
                                                                      (UNAUDITED)
                                                   ------------       -----------
Assets available for benefits per the
  financial statements                               $1,489,535        $1,034,865
Less:  participant contributions receivable              (7,758)          (10,467)
Less:  employer contributions receivable                 (2,937)           (3,845)
Less:  investment income receivable                      (7,969)
                                                     ----------        ----------
Assets available for benefits per the Form 5500      $1,470,871        $1,020,553
                                                     ==========        ==========

      The following is a reconciliation of participant and employer contributions per the financial statements to the Form 5500:

                                                                                     YEAR ENDED
                                                                                  DECEMBER 31, 1998
                                                                                  -----------------
Participant contributions per the financial statements                                $ 266,988
Less:  participant contributions receivable at December 31, 1998                         (7,758)
Plus:   participant contributions receivable at December 31, 1997                        10,467
Less:  rollover contributions per the Form 5500                                         (61,900)
                                                                                      ---------

Participant contributions per the Form 5500                                           $ 207,797
                                                                                      =========


Employer contributions per the financial statements                                   $  71,900
Less:  employer contributions receivable at December 31, 1998                            (2,937)
Plus:   employer contributions receivable at December 31, 1997                            3,845
                                                                                      ---------

Employer contributions per the Form 5500                                              $  72,808
                                                                                      =========

        The following is a reconciliation of earnings from investments per the financial statements to the Form 5500:

                                                                                   YEAR ENDED
                                                                                DECEMBER 31, 1998
                                                                                -----------------
Dividends and interest per the financial statements                                  $75,105
Less: investment income receivable at December 31, 1998                               (7,969)
                                                                                     -------
Earnings from investment per the Form 5500                                           $67,136
                                                                                     =======




                                  * * * * * *

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                     DESCRIPTION                                           FAIR
               IDENTITY OF ISSUE                    OF INVESTMENT                    COST                 VALUE
                                                                                ------------         ------------
Stagecoach Prime Money Market Fund          Cash and Cash Equivalent              $  163,064           $  163,064
* Burnham Pacific Liquidity Fund            Cash and Cash Equivalent                  17,321               17,321
* Burnham Pacific Properties, Inc.
  Common Stock                              Corporate Equity Securities              388,603              326,500
* Wells Fargo S&P 500 Stock Fund            Common Collective Fund                   273,035              322,832
Columbia Balanced Fund                      Mutual Fund                              198,900              212,236
Janus Fund                                  Mutual Fund                              269,483              349,242
PIMCO Total Return Fund II                  Mutual Fund                               53,305               53,358
Participant Loans                           Loans-interest rates between
                                              8.25% and 9.75%,
                                              maturities through March
                                              2001                                    26,318               26,318
                                                                                  ----------           ----------

                                                                                 $ 1,390,029           $1,470,871
                                                                                 ===========           ==========

*Party-in-interest

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                               PURCHASES                                        SALES
                                       -----------------------------  ----------------------------------------------------------
                                                                                                                       NET
                                                         PURCHASE                      SELLING          COST           GAIN
DESCRIPTION OF ASSET                        NUMBER         PRICE          NUMBER        PRICE         OF ASSET        (LOSS)
-----------------------------------    ------------   --------------  -----------   -----------   -------------  ---------------
SERIES OF TRANSACTIONS
  INVOLVING SECURITIES OF
  THE SAME ISSUE:
  Stagecoach Prime Money
    Market Fund                                 68       $64,988             10        $ 8,431        $ 8,431

* Burnham Pacific Properties, Inc.
    Common Stock                                14       326,230             11        272,093        235,888       $    36,205

* Wells Fargo S&P 500 Stock Fund                49        91,643              6         22,451         18,835             3,616

  Columbia Balanced Fund                        52        78,598              2            359            382               (23)

  Janus Fund                                    51        88,259              7          1,361          1,526              (165)

* Burnham Pacific Liquidity Fund                58        51,852              8         43,535         43,535

*Party-in-interest

NOTE: The transactions included in this schedule meet the definition of reportable transactions under Section 103 of the Employee Retirement Income Security Act of 1974 and consist of series of transactions during the year involving investment assets of an amount in excess of 5% of the fair value of beginning Plan assets.